FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 6, 2014

FAIRFAX ANNOUNCES PRIVATE OFFERING OF SENIOR NOTES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that its wholly-owned subsidiary, Fairfax (US) Inc. (the “Issuer”), intends to offer, subject to market and other customary conditions, senior notes due 2024 (the “Notes”).  The Notes will be guaranteed by Fairfax.

The Issuer intends to use the net proceeds from this offering to refinance certain notes and trust preferred securities issued by subsidiaries of Fairfax, and will use the remaining net proceeds to augment Fairfax’s cash position, to increase short-term investments and marketable securities held by the Issuer, to retire other outstanding debt and corporate obligations from time to time, and for general corporate purposes.

The offering is being made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to certain persons in offshore transactions pursuant to Regulation S under the Securities Act.  The Notes have not been and will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada except pursuant to applicable prospectus exemptions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.  Any offers of the Notes will be made only by means of a private offering memorandum.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946